UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE13G/A


              Under the Securities Exchange Act of 1934

			(Amendment No__6__)*


                         VIRCO MFG. CORPORATION
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                           (Name of Issuer)

                                Common
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                    (Title of Class of Securities)

                               927651109
                          -----------------
                            (CUSIP Number)


                           December 31, 2011
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       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 927651109
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   628,402
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power               1,232,412
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              628,402
                       ----------------------------------------------
                       8.Shared Dispositive Power        1,441,672(1)

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,441,672(1)
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        10.0%
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   12.  Type of Reporting Person (See Instructions)

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        CO


(1) Includes 209,260 shares of Common Stock,over which Wedbush Securities has dispositive power. The reporting persons disclaim benficial ownership over such shares.

CUSIP No. 927651109
--------------------

   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power                548,131
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power            1,232,412
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power           548,131
                       ----------------------------------------------
                          8.Shared Dispositive Power  	 1,441,672(1)

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,441,672(1)
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        10.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN


(1) Includes 209,260 shares of Common Stock,over which Wedbush Securities has dispositive power. The reporting persons disclaim benficial ownership over such shares.

CUSIP No. 927651109
--------------------

   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                  55,879
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power             1,232,412
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power             55,879
                       ----------------------------------------------
                         8.Shared Dispositive Power      1,441,672(1)

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,441,672(1)
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        10.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD


(1) Includes 209,260 shares of Common Stock,over which Wedbush Securities has dispositive power. The reporting persons disclaim benficial ownership over such shares.

Cusip No. 927651109           13G VIRCO MFG. CORPORATION

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of VIRCO MFG. CORPORATION ("Issuer").

(b)   Issuer's address: 2027 Harpers Way,
      Torrance, CA 90501


Item 2. Filers


(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), Wedbush Securities ("WS").


(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation. EWW is a citizen of the United States of America. WS is a California corporation.

(d)   Common stock

(e)   927651109

Item 3. Classification of Filers

(a)         WI is a control person

(b) - (j)   Not applicable

(g)         WS is a broker/dealer

(b)- (j)    Not applicable

(b) - (j)   Not applicable

Item 4. Ownership

(a)   WI has sole ownership of 628,402 Shares of the Issuer;
      EWW has sole ownership of 548,131 Shares; WS has sole ownership of 55,879 Shares.

(b)   Of the Shares outstanding, WI owns approximately 4.38%;
      EWW owns approximately 3.82%; WS owns approximately 0.39%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 628,402 Shares; EWW has 548,131 sole Shares; WS has 55,879 sole Shares.

      (ii) Shared power to vote: WI has 1,232,412 Shares; EWW has 1,232,412 Shares;WS has 1,232,412 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 628,402 Shares; EWW has 548,131 Shares to dispose; WS has 55,879 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 1,441,672 Shares;
            EWW has 1,441,672 Shares; WS has 1,441,672 Shares..

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                               Category    No.ofShares     Percentage

WEDBUSH,Inc.                        CO         628,402         4.38%
Edward W. Wedbush                   IN         548,131         3.82%
Wedbush Securities, Inc.   	    BD          55,879         0.39%



EWW is the Chairman of WI. EWW owns a majority of the outstanding Shares of WI. EWW is the President of WS. WI owns all of the shares of WS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficialownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          WEDBUSH, Inc.

02/11/12
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title




         Edward W. Wedbush


02/11/12
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title




        Wedbush  Securities, Inc.


02/11/12
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title